Filed pursuant to Rule 433

Registration No. 333-261972

Relating to Preliminary Prospectus Supplement dated February 9, 2026

Term Sheet

FEDERATIVE REPUBLIC OF BRAZIL—PRICING TERMS

7.250% Global Bonds due 2056

Issuer	Federative Republic of Brazil (“Brazil”)

Transaction	7.250% Global Bonds due 2056 (the “2056 Global Bonds”)

Ratings*	Ba1 (stable) / BB (stable) / BB (stable) (Moody’s/S&P/Fitch)

Distribution	SEC Registered

Total Amount Issued	U.S.$1,000,000,000 (brings total size to U.S.$3,500,000,000)

Total Gross Proceeds (before fees and expenses) to Issuer	U.S.$993,850,000 (excluding accrued interest)

Coupon	7.250% per annum, 30/360

Maturity	January 12, 2056

Offering Price	99.385% of the principal amount, plus accrued interest, totaling U.S.$7,451,388.89, or U.S.$7.45 per U.S.$1,000 principal amount of the 2056 Global Bonds, from January 12, 2026 to, but not including, February 19, 2026, the date Brazil expects to deliver the 2056 Global Bonds, and any additional interest to date of delivery, if later.

Yield to Maturity	7.300% per annum

Benchmark Bond	UST 4.750% due August 15, 2055

Benchmark Price	98-14

Benchmark Yield	4.850%

Reoffer Spread	245 bps

Underwriting Fee	0.200%

Interest Payment Dates	January 12 and July 12 of each year.

First Interest Payment Date	July 12, 2026

Reopening	The 2056 Global Bonds constitute a further issuance of, and will form a single series with, the existing U.S.$2,500,000,000 aggregate principal amount of Brazil’s 7.250% Global Bonds due 2056 previously issued on September 11, 2025.

Optional Redemption	The 2056 Global Bonds will be subject to redemption at the option of Brazil before maturity, on terms described under “Description of the 2056 Global Bonds—Optional Redemption” in the Prospectus Supplement.

Make-whole spread	40 bps

Pricing Date	February 9, 2026

Settlement Date	February 19, 2026 (T+7)

CUSIP / ISIN	105756CN8 / US105756CN87

Denominations	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Listing	Application will be made to list the 2056 Global Bonds on the London Stock Exchange plc for the 2056 Global Bonds to be admitted to trading on the London Stock Exchange plc’s International Securities Market (the “ISM”).

Governing Law	New York Law.

Joint Lead Managers and Joint Bookrunners	HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Santander US Capital Markets LLC SMBC Nikko Securities America, Inc.

Underwriting Commitments	HSBC Securities (USA) Inc. U.S.$250,000,000 J.P. Morgan Securities LLC U.S.$250,000,000 Santander US Capital Markets LLC U.S.$250,000,000 SMBC Nikko Securities America, Inc. U.S.$250,000,000

*

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each securities rating should be evaluated independently of each other securities rating.

A preliminary prospectus supplement, subject to completion, dated February 9, 2026, together with an accompanying prospectus, for the 2056 Global Bonds, is available from the SEC’s website using the following link:

https://www.sec.gov/Archives/edgar/data/205317/000119312526041949/d47873d424b5.htm [sec.gov].

The information in the preliminary prospectus supplement and this term sheet is not complete and may be changed. The preliminary prospectus supplement and this term sheet are not offers to sell any securities and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) and the preliminary prospectus supplement with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling HSBC Securities (USA) Inc. toll-free at +1 (866) 811-8049, J.P. Morgan Securities LLC toll-free at +1 (866) 846-2874, Santander US Capital Markets LLC toll-free at +1 (855) 403-3636 or SMBC Nikko Securities America, Inc. toll-free at +1 (888) 868-6856.

The 2056 Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a “retail investor” means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the 2056 Global Bonds or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the 2056 Global Bonds or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

The 2056 Global Bonds which are the subject of the offering are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor in the UK means a person who is not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the

“EUWA”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended) as it forms part of domestic law by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling the 2056 Global Bonds or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the 2056 Global Bonds or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Neither this term sheet nor any other material relating to the offering has been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000 (as amended, the “FSMA”). This term sheet is only being distributed to and is only directed at (i) persons who are outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this term sheet relates will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the same will be engaged in only with, relevant persons. The 2056 Global Bonds which are the subject of the offering will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the 2056 Global Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this term sheet or any other material relating to the offering.

ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS TERM SHEET AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THIS TERM SHEET HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER SYSTEM.